Filed by Kinder Morgan Energy Partners, L.P. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934.

Subject Company:  Copano Energy, L.L.C.

Commission File No.: 001-32329

The following transcript contains excerpts of certain portions of Kinder Morgan’s 2013 analyst conference related to Kinder Morgan Energy Partners, L.P.’s pending acquisition of Copano Energy, L.L.C..  While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.  A replay of the full presentation will be accessible at http://www.kindermorgan.com/investor/presentations.

Kinder Morgan Analyst Day

January 30, 2013

Presenters

Rich Kinder; Kinder Morgan; Chairman, CEO

Park Shaper; Kinder Morgan; President

Steve Kean; COO

Tom Martin; President, Natural Gas Pipeline Group

Tom Martin; Kinder Morgan; President, Natural Gas Pipelines

Tom Bannigan; Kinder Morgan; President, Products Pipelines

Ron McClain; Kinder Morgan; President Elect, Products Pipelines

Jeff Armstrong; Kinder Morgan; President, Terminals

John Schlosser; Kinder Morgan; President Elect, Terminals

Ian Anderson; Kinder Morgan; President, Kinder Morgan Canada

Tim Bradley, President, CO2 Business Segment

Jim Wuerth, CFO, CO2 Business Segment

Kimberly Dang; Kinder Morgan; CFO

Presentation

Rich Kinder:   If could have your attention, we’ll get started.  I see a lot of familiar faces in the room, but I know some of you are here for the first time, and welcome to all of you.  And you’ll get, maybe feel like by the end of the day you’re drinking from a fire hose, I don’t know.  But we’ve got a lot of information to share with you over the next six hours or so.  And during that time, you’ll hear from and get to question at the end of the time the whole senior management team at Kinder Morgan.

Let me start with the major news of the day.  At 9:30 last night, we announced that KMP, Kinder Morgan Energy Partners, is going to acquire the stock of Copano, in a transaction that, including assumed debt, is about $5 billion.

This is a definitive agreement and it is a unit-for-unit exchange.  KMP units at 0.4563 per Copano unit.  It’s subject to the customary closing conditions, including a vote of Copano unit holders.  Does not require a vote of KMP unit holders.  And we expect to close it in the third quarter of 2013.

Now, let me just say a little bit about why we’re doing this deal.  It’s a great strategic fit for us.  Copano’s main area of interest and development over the years, of course, has being in the gathering and processing area.  That’s an area where we have not had a large presence.  We’ve had a significant joint venture with Copano in the Eagle Ford, which has been very successful and continues to grow.

And so we think strategically this gives us another whole arrow in the quiver at Kinder Morgan.  Beyond that, when you can do a deal that, from the very start, is accretive both to KMP and KMI, we think that makes a lot of sense.  So when you can combine good strategy with good financial results, we think it’s a win-win situation.

As far as accretion is concerned, it will be accretive to KMP.  We don’t know exactly when in 2013 it will close.  It’ll be modestly accretive in ‘13.  But looking at ‘14, we expect to have about $0.10 of accretion per unit at KMP.

As part of this transaction, as we said in the release, KMI, the general partner, has agreed to forgo $120 million in each of 2014 and 2015, and then decreasing to $110 million in 2016, and then decreasing by $5 million a year thereafter.

Even after that, not only is it accretive to KMP in terms of $0.10 per unit, but it’s accretive to KMI on an after-tax, cash available for dividends basis by about $25 million next year in 2014, and by about $70 million in 2016.  So we have around a billion shares outstanding at KMI, so we’re looking at accretion going up from $0.025 to around $0.07 and growing thereafter.

So we think it’s a win-win for both KMP and KMI, and is certainly a win for, we believe, for the Copano unit holders, who received a nice premium to their closing price yesterday to their 30-day trading average — trailing average.

Copano has about 415 employees.  We will employ the vast majority of those.  We will have some synergies in the deal, both from a commercial and operational standpoint.  But this is not about cost savings.  This is about using this as a springboard to make additional investments, particularly in the shale plays in Texas and, to a lesser extent, in Oklahoma.

Copano has, for example, on the books, about a billion dollars of new projects scheduled to come online over the next 2 to 2.5 years, and we will be able to take advantage of  those.  And we see a lot of additional projects that we will be able to do beyond that timeframe.  So we certainly think it’s a win-win, and we believe it’s good for all the shareholders and unit holders involved.

This kind of gives you an idea, this next slide of why the strategic combination is important.  As I said, this, we believe, provides us with a gathering, processing, and fractionation growth platform for the future.  Copano has a proven operations team with a track record of delivering growth.  We believe we can fold those in to our midstream efforts and benefit the existing KMP midstream assets, many of which we acquired as a result of the El Paso merger.

As I said, they have a billion dollar backlog of identified growth projects.  We think we can expand on that and develop even more opportunities.  They have a strong rich gas play presence, particularly in the Eagle Ford, and substantial long-term fee-based cash flows.

And let me just say that as we ramp up our presence in the GNP and fractionation area, we will be emphasizing fee-based, as Copano has moved toward over the last couple of years.

If you look at the details of what Copano owns now, it’s natural gas gathering, some intrastate transmission, and in the processing treating and NGL fractionation services.  They have 6,900 miles of pipeline with 2.7 Bcf a day of throughput capacity.  They have nine processing plants with more than a Bcf a day of processing capacity.  The largest of those, of course, the so-called Houston Central Plan, is right on the mainline of our Texas intrastate system.  So it’s just a good fit from that standpoint also.  And they have a little over 300 million a day of treating capacity.

In Texas, they gather and transport and process and fractionate gas from the Eagle Ford, and also in north Texas from the Barnett shale, and from the Woodbine on the upper Gulf Coast.  And also, of course, when it closes, we will own 100 percent of our big JV with them in the Eagle Ford.

In Oklahoma, they gather and process gas in some very good plays there, the Mississippi lime and the Hunton dewatering play.  And we will maintain the presence in Tulsa that they currently have and go forward with their projects there.  We think there’s some growth in Oklahoma also.

Much smaller scale.  They have some assets in northeast Wyoming where they treat some coal bed methane.  There’s some potential there for the Niobrara.  But let me just say we certainly didn’t buy this based on the Wyoming assets, and they are a minuscule part of the cash flow of Copano.

So that kind of gives you an overview.  Obviously, the Copano numbers, when we talk about $12.5-plus billion of capital opportunities for Kinder Morgan, the extra billion dollars or whatever it works out to at Copano, is not in that $12.5 billion number.  So obviously, we prepared the book before the announcement.

…

But there’s never been a package of midstream assets assembled in North America like we have today.  75,000 miles of pipeline, now another 6,000 with Copano, and over 180 terminals spanning all of the United States and western Canada.  This is just an unparalleled footprint.  And the ability that that gives us to ratchet in new acquisitions, new extensions, is just incredible.

…

And then, obviously, this does not include the upside from any acquisitions.  And as I said, Copano alone has provided us — will provide us with a billion dollars in identified acquisitions.  I think that number will grow as we get deeper into the Copano operations.

So all-in-all, I think from the standpoint of backlog and the growth for the future, it’s a very good picture at the Kinder Morgan Companies.

Steve Kean:

. . .

First, we’re positioned to continue investing in the growing shale plays in the Marcellus and Utica, in particular Eagle Ford and, of course, Copano adds to that capability.

…

And then, finally, the G&P opportunities — obviously, Copano gives us a great platform there in the Eagle Ford.  But also we’re hoping that the good deal making skills that they’ve brought to bear and the good ability to exploit those opportunities we’re going to be able to apply elsewhere in the country as well.

. . .

Tom Martin:

I guess I wanted to start by saying 2012 was certainly an exciting time in the Natural Gas Pipelines segment, with the acquisition and integration of the El Paso assets.  And with the announcement last night of the Copano transaction we’re poised to have another exciting year in 2013.  Just couldn’t be more excited and delighted with the transaction that was announced.  We’re very familiar with these assets and the people within Copano, by virtue of our joint venture.  And just very excited and looking forward to the backlog of projects that they have that they’ll bring to the table through this transaction.

But I think even more — and if you think about where we sit prior to this acquisition, with the hugely expanded transmission network that we have on the natural gas side of the equation, this is really the next logical step for us to bring even greater value and more services to our upstream customers and producers by virtue of the gathering and processing platform that Copano brings to the table.  So I think in addition to all the projects and the growth that we see in the Eagle Ford and the potential in Oklahoma, I think just really expanding that platform that Copano brings to the table across our vast network of transmission assets is really the jewel that we hope to exploit as we go into the future.

…

Q&As

Unidentified Audience Participant:  (Inaudible - microphone inaccessible).

Rich Kinder:  David, you’re on.  You told the board all this (inaudible) afternoon.

Unidentified Company Representative:  I guess on the project side, you mentioned (inaudible) in projects.  Those are the projects that we felt comfortable with as a part of our forecast.

I will tell you in the evaluation process, Copano had outlined a much higher level of CapEx.  I think some of those projects were speculative and still might come about, but quite frankly not something we were comfortable in including at this phase or in paying for.

So I definitely think the billion that we outlined are largely projects we feel comfortable with.  They are primarily focused in the Eagle Ford.  There are some processing expansions we thought of within the Oklahoma area that we factored in, as well.  So that’s what I’d say on the project piece.

As it relates to the amount of equity that we ended up or that we planned to issue in this transaction, you’re right.  It’s an all-equity unit-for-unit deal.  We looked primarily at the debt-to-EBITDA metrics, and they are a little more highly levered than we are right now, so in blending it together, it really left our metrics unchanged currently but actually slightly improving.  We feel like we need that.  It is a little higher risk business being G&P, so we didn’t want to add any incremental amounts of debt on in that regard.

As it relates to synergies, I think there was a comment on that.  Overall, the synergy number grows in when you count kind of revenue synergies and operational synergies, and the area’s about $60 million, but that’s not just O&M.  That’s top-line growth, as well, that we’ve factored in there.

And as it relates to the commodity, we generally — when we looked at kind of ‘13 and ‘14, I guess I would say pretty flat prices.  We did base it on a curve, but the crude curve was pretty flat to slightly declining.  Gas prices were rising somewhat.  But on the NGL side, we really didn’t get a lot of pick-up until the out years in that regard.

Unidentified Audience Participant:  (Inaudible - microphone inaccessible)

Rich Kinder:  Go ahead with the first part, Dave.

Unidentified Company Representative:  I mean I think on the commodity hedging, you are correct.  Copano generally looked like we’d go out 12 to 18 months, at least with what we’d seen in hedging.

In our assumptions, we didn’t layer anything incremental on.  I think that is something we could do, but I think it’s also different in that those assets will be part of a much bigger asset mix, and we can probably withstand some of the impact there but at the same time capture some of the benefit in that regard.

So I think if we did do any hedging, it probably wouldn’t be real long dated in nature.  I think it would be nearer term if we did any at all.

Rich Kinder:  And as to your last question, Gabe, I mean we’re generally averse to commodity risk, so this is not something that we think we’re going to wade off and do more of, and of course, as we’ve pointed out, Copano was turning this way, too.  They are moving increasingly toward a fee-based operation, and that’s what I think we’ll be able to do with some of their assets.  I mean some of the synergies we haven’t even really explored.  I mean, again, the whole Houston central plant sits right on our main pipeline in our intrastate system coming out of South Texas running up to Houston.

And by having total control of that now, there will be a lot of things we can do, additional fraction.  Just a lot of different things I think we’ll be able to put together, and we’re already working on those.

So you can’t count any of that stuff, and we’re pretty conservative, so Dave and his team really based all of our analysis just on this scaled-back capital of $1 billion.  It’s pretty well locked in.  They’ve got contracts for the great bulk of that, and you know, pretty conservative assumptions across the board.

I believe that we will see some additional benefits from it in other parts of our Midstream business and in our ability to do additional capital projects that we didn’t really count on in this acquisition, but that remains to be seen, but that’s not in the numbers.

….

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan Energy Partners, L.P. (the “Partnership”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  The Partnership and Copano Energy, L.L.C. (“Copano”) plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Proxy

Statement/Prospectus will contain important information about the Partnership, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Partnership and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of the Partnership or Copano at the following:

	Partnership	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

The Partnership and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of the Partnership’s general partner and Kinder Morgan Management, LLC, the delegate of the Partnership’s general partner, is contained in the Partnership’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Partnership and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of the Partnership to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in the Partnership’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  The Partnership and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.